[Letterhead of Sellers Capital Master Fund, Ltd. and Sellers Capital LLC]
December 18, 2008
By EDGAR and E-Mail
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Daniel F. Duchovny, Esq. Special Counsel

RE:	Premier Exhibitions, Inc. (the “Company”)
Responses to comments on Soliciting Materials filed pursuant to Rule 14a-12 filed November 6 and 21, 2008 by Sellers Capital Master Fund, Ltd. et. al.
Filed December 12, 2008
File No. 000-24452

Revised Preliminary Proxy Statement
Filed December 12, 2008 by Sellers Capital Master Fund, Ltd. et. al.
File No. 000-24452
Dear Ladies and Gentlemen,
We are writing on behalf of Sellers Capital Master Fund, Ltd. and Sellers Capital LLC (together, “Sellers Capital”) in response to your letter dated as of December 17, 2008. Sellers Capital’s response set forth below corresponds with the heading and comment number in your letter. For convenience of review, this letter includes your comment in bold and italics with Sellers Capital’s response below.
As discussed with Mr. Duchovny, today we filed our revised consent solicitation statement as our definitive consent solicitation statement. As also discussed between Mr. Duchovny and our counsel, Derek Bork, our definitive consent solicitation statement includes a number of non-material changes. Each of these changes is marked in the redline that we are providing to you supplementally today. The redline is not a perfect reproduction of our filed document to the extent it contains any differences in formatting. We apologize for such formatting differences but we believe that they do not affect the area that was revised in response to your comment. The number in the margin of the redline corresponds with the number in your letter.
1.	We note your response to comment 2 of our most recent letter. It is unclear how you can state that the company has a “consistent pattern of overpromising and under-delivering to investors” when your support is solely public analysts’ estimates and not company statements. Please revise your disclosure on page 7 of the proxy statement.
We have revised our disclosure on page 7 of the consent solicitation statement in accordance with this comment, and we commit not to repeat this statement in any of our future consent solicitation materials.

In connection with this response to your letter, Sellers Capital acknowledges that:
(1)	Sellers Capital is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	Sellers Capital may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these responses, please contact our counsel, Derek D. Bork of Thompson Hine LLP, at 216-566-5500.
Respectfully,

Sellers Capital Master Fund, Ltd.		Sellers Capital LLC

By:	/s/ Samuel S. Weiser	By:	/s/ Samuel S. Weiser

Name:	Samuel S. Weiser	Name:	Samuel S. Weiser
Title:	Chief Operating Officer, Sellers Capital LLC, Investment Manager	Title:	Chief Operating Officer